Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 1 - 2008

JANUARY 10, 2008
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES 2007 GOLD PRODUCTION AND PLANS FOR 2008

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to announce its 2007 gold production and its plans for 2008.

2007 Gold Production

Gold production from Aurizon’s 100% owned Casa Berardi mine for the year ended December 31, 2007, totalled 159,469 ounces from the processing of 545,258 tonnes at an average grade of 9.8 grams of gold per tonne, which is 2.0 grams per tonne higher than the present mine reserve grade.  Recoveries for the year averaged 93.0% which was higher than anticipated.  Gold production was 3% lower than the previous 2007 guidance of 165,000 ounces due primarily to a delay in mining one higher grade stope that will now be mined in 2008.

Fourth Quarter, 2007 Gold Production

Ore processed in the fourth quarter amounted to 154,001 tonnes at an average grade of 8.1 grams of gold per tonne.  In the previous quarter, 152,002 tonnes were processed at an average grade of 10.6 grams of gold per tonne.  The average daily mine production for the quarter was 1,674 tonnes per day, in line with the previous quarter’s rate of 1,652 tonnes per day.  Mill recoveries of 91.8% were achieved in the fourth quarter, compared with 92.8% achieved in the previous quarter due to the processing of lower grade ore, as anticipated.   As a result, gold production totalled 37,000 ounces for the quarter compared to 48,305 ounces in the previous quarter of 2007.

Forecast Gold Production for 2008

It is estimated that Casa Berardi will produce between 160,000 – 170,000 ounces of gold in 2008 at an average grade of 8.6 grams of gold per tonne.  Average daily mine production is estimated at 1,800 tonnes per day, an increase of 20% over 2007.

In 2008, ore grades are expected to be lower than the high grades achieved in 2007 and, assuming a stronger Canadian dollar, total cash costs per ounce in 2008 are anticipated to increase to US$394 per ounce.

Sustaining capital expenditures at Casa Berardi are estimated to be $15.4 million in 2008, primarily for the development of the upper and lower portions of Zone 113 and of the Lower Inter Zone.  An additional $2.6 million is planned on infrastructure and equipment improvements.

Exploration

Aurizon intends to initially invest over $13 million, from working capital, in exploration and development activities at its properties in 2008, of which approximately $3 million will be expensed.  In total, over 70,000 metres of drilling is planned.

January 10, 2008
News Release

Aurizon Announces 2007 Gold Production and Plans for 2008

Casa Berardi

At Casa Berardi, surface drilling will focus on the extension of the South fault, east of Zone 123-S, and in the area of the East Mine crown pillar.

In addition, it is anticipated that Lake Shore Gold will commence surface drilling on the adjacent Casa Berardi exploration property in order to fulfill its commitment to incur expenditures of $600,000.

The three year underground exploration program, initiated in 2007, will continue as follows:

a)

As the track drift connecting the West Mine and East Mine on the 280 metre level has been rehabilitated, drilling will occur in the area of the Principal Zone and between the two mines where limited surface exploration has been performed to date.

b)

At the East Mine, rehabilitation of the underground workings and definition drilling is planned with the objective of transferring the inferred mineral resources to the indicated category and ultimately to mineral reserves.

c)

An exploration drift will be developed at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault, to provide drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 122 and 123-South.

A total of $10.2 million will be invested at Casa Berardi, including $6.1 million on underground development and infrastructure, and $4.1 million on approximately 45,000 metres of surface and underground drilling.

Joanna

At Joanna, approximately $3 million will be initially invested to perform approximately 26,000 metres of drilling focused on the following:

a)

Surface drilling to a depth of 300 metres, outside of the area of the existing mineral resources.

b)

Testing for potential of higher gold grade mineralization below 300 metres.

c)

Exploration targets north of the existing mineral resources.

In addition, Breton, Banville & Associates are currently working on a preliminary economic assessment report which should be completed late in the first quarter, 2008.  Further work programs will be budgeted following receipt of this report.

At Joanna, mineral resources are currently estimated at 11.3 million tonnes averaging 1.7 grams of gold per tonne, for 630,000 ounces in the indicated mineral resource category and 28.6 million tonnes averaging 1.6 grams of gold per tonne, for 1.42 million ounces in the inferred mineral resource category.

Kipawa

At Kipawa, 2008 programs and budgets are being finalised in conjunction with analysis and interpretation of the results from the extensive exploration programs performed in 2007.  It is anticipated that 2008 exploration activity will include trenching and drilling to follow up on the discoveries of gold, uranium and rare earth elements made in 2007.  Work will commence upon receipt of the necessary approval from the First Nations communities and government agencies.

Corporate Development

Aurizon will continue to focus on its organic growth within the Abitibi area surrounding its existing properties.  In addition, the Company is continuing to evaluate opportunities to increase its gold production and reserve profile.

January 10, 2008
News Release

Aurizon Announces 2007 Gold Production and Plans for 2008

2007 Year End Financial Results

Aurizon expects to release the fourth quarter and 2007 year end financial results during the week of March 17, 2008, and will hold a conference call to discuss the results.  Details of the call, including times and contact numbers, will be announced closer to the date.

Aurizon also expects to release during the same week an updated mineral reserves estimate for the Casa Berardi mine including Zones 113, Lower Inter and the East Mine open pit, together with a new mineral resources estimate for Zone 123 and the underground East Mine.

Quality Control

Information of a scientific or technical nature in this news release was prepared under the supervision of Michel Gilbert, P.Eng., Vice President of Aurizon and a qualified person under National Instrument 43-101.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements", including but not limited to forecast/anticipated gold production, gold grades, cash costs per ounce, sustaining capital expenditures and expected expenditures on exploration, infrastructure and equipment, planned work programs and budgets for the Company’s various properties during 2008, and timing of release of the Company’s 2007 year end financial results.

These forward-looking statements are based on certain assumptions that the Company believes are reasonable, including continued parity of the US and Canadian currency in 2008, that the current price of gold be sustained or will improve, that current mill recovery rates at the Company’s Casa Berardi mine will continue, that the Company’s current mine plan can be achieved and that the Company will not experience any material accident, labour dispute or failure of plant or equipment.

However, forward-looking statements are inherently uncertain and involve a number of risks some of which are not within the Company’s control or may not be reasonably foreseeable and as a result there is no assurance that the forward-looking statements will prove to be accurate.  Actual results and future events could differ materially from those anticipated in this news release.  Factors that could cause forecasts, plans and results to differ materially from those expressed or implied by the forward-looking statements in this news release include but are not limited to inherent uncertainties associated with exploration; changes in mine plan and method necessitated by unexpected conditions encountered during mining, changes in future prices and demand for gold; variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; environmental risks and hazards, and other risks related to the mining industry and financial markets more fully described  in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (SEC). These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

January 10, 2008
News Release

Aurizon Announces 2007 Gold Production and Plans for 2008

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.